EXHIBIT 99.1

BETTERLIFE PHARMA INC.

Consolidated Financial Statements

Years ended January 31, 2024 and 2023

(Expressed in Canadian dollars)

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of BetterLife Pharma Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of BetterLife Pharma Inc. as of January 31, 2024 and 2023, and the related consolidated statements of loss and other comprehensive loss, shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended January 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 31, 2024 and 2023, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended January 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has not earned any revenue and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

MNP LLP
1021 West Hastings St, Suite 2200, Vancouver BC, V6E 0C3	1.877.688.8408 T: 604.685.8408 F: 604.685.8594

2

Going Concern Assessment

Critical Audit Matter Description

As described in notes 1 and 2(d) to the consolidated financial statements, the consolidated financial statements of the Company are prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. As at January 31, 2024, the Company has not earned any revenue and has an accumulated deficit and expects to incur additional losses in the future. The ability of the Company to continue as a going concern is dependent on raising capital to fund its initial business plan and ultimately to attain profitable operations. Accordingly, the Company has determined that these factors raise substantial doubt as to the Company’s ability to continue as a going concern for a period of one year from the end of the audit report date. Management intends to continue to fund its business by way of debt and equity issuances as may be required, in order to satisfy the Company’s obligations as they come due for at least one year from the audit report date. However, the Company has not concluded that these plans alleviate the substantial doubt related to its ability to continue as a going concern. This matter is also described in the “Material Uncertainty Related to Going Concern” section of our report.

We  determined  the  Company’s ability to continue as a going concern is a critical audit matter due to the estimation and uncertainty regarding  the  Company’s  available  capital  and  the  risk  of  bias  in  management’s judgments and assumptions in their determination.

Audit Response

We responded to this matter by performing procedures over management’s assessment of the Company’s ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

•	We enquired of Company’s management and assessed Company records to assess whether there are additional factors that contribute to the uncertainties disclosed.

•	We assessed the reasonableness of 12‑month cash flow forecast prepared by management.

•	We evaluated management's plans for future actions and whether the outcome of these plans is likely to improve the situation and whether these plans are feasible.

•	We assessed management’s plans in the context of other audit evidence obtained during the audit to determine whether it supported or contradicted the conclusion reached by management, and

•	We assessed whether the Company’s determination that there is substantial doubt about its ability to continue as a going concern was adequately disclosed in the consolidated financial statements.

We have served as the Company’s auditor since 2019.

Vancouver, Canada

May 29, 2024

PCAOB ID: 1930

1021 West Hastings St, Suite 2200, Vancouver BC, V6E 0C3 1.877.688.8408 T: 604.685.8408 F: 604.685.8594 MNP.ca

3

BETTERLIFE PHARMA INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	January 31, 2024 $	January 31, 2023 $
Assets

Current assets
Cash	37,384	8,307
Amounts receivable	39,536	17,196
Prepaids and other current assets	247,826	49,224

Total assets	324,746	74,727

Liabilities and Shareholders’ Deficit

Current liabilities
Accounts payable and accrued liabilities	4,976,823	5,436,024
Due to related parties (Note 15)	1,295,199	964,261
Financial guarantee liability (Note 18(c))	550,392	667,042
Loans payable (Note 8)	–	80,000
Warrant liabilities (Notes 10(a) and 10(b))	4,468	–

Total current liabilities	6,826,882	7,147,327

Non-current liabilities
Financial guarantee liability (Note 18(c))	590,870	440,170
Convertible debentures (Note 7)	245,234	–
Loans payable (Note 8)	82,495	–
Warrant liabilities (Notes 10(a) and 10(b))	275,032	20,700

Total liabilities	8,020,513	7,608,197

Deficit
Common shares (Note 9)	78,459,590	76,571,515
Common shares issuable (Note 9(i))	–	74,000
Reserves (Notes 10(c), 11 and 12)	25,581,211	24,581,942
Accumulated other comprehensive income	226,391	231,003
Accumulated deficit	(115,075,713)	(112,186,681)

Deficit attributable to shareholders	(10,808,521)	(10,728,221)
Non-controlling interests (Note 13)	3,112,754	3,194,751

Total deficit	(7,695,767)	(7,533,470)

Total liabilities and deficit	324,746	74,727

Nature of operations and going concern (Note 1), commitments and contingencies (Note 18) and events after the reporting date (Note 23)

Approved on behalf of the Board of Directors

“Ahmad Doroudian”	Director

“Ralph Anthony Pullen”	Director

(The accompanying notes are an integral part of these consolidated financial statements)

4

BETTERLIFE PHARMA INC.

Consolidated Statements of Loss and Other Comprehensive Loss

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $

Expenses
Consulting fees	399,810	3,529,884	1,045,539
Depreciation (Note 5)	–	18,435	18,436
Foreign exchange loss	30,352	203,212	238,206
General and administrative	271,731	280,467	425,865
Professional fees	526,503	895,379	879,054
Promotion and marketing	–	123,219	437,689
Research and development	570,947	2,677,286	5,420,634
Wages, salaries and employment expenses	1,440,898	1,732,771	1,742,402

Total expenses	3,240,241	9,460,653	10,207,825

Loss from operations	(3,240,241)	(9,460,653)	(10,207,825)

Other income (expenses)
Accretion expense (Notes 7 and 8)	(5,353)	(55,687)	(6,584)
Change in unrealized (losses) gains on warrant liabilities (Notes 10(a) and 10(b))	(137,764)	5,362	131,250
Financial guarantee expense (Note 18(c))	(34,050)	(23,917)	(1,224,522)
Gain on forgiveness of debts (Note 15)	469,129	–	–
Gain on sale of assets, net (Note 4)	–	–	191,699
Interest expense	(45,544)	(11,491)	(51,761)
(Loss) gain on debt modifications (Note 7)	–	(197,205)	56,264
Other	(945)	18,136	26,933
Penalties (expense) recovery	(33,742)	94,973	(344,492)
Settlements and legal provisions, net (Notes 15 and 18)	130,000	257,710	(563,470)

Total other income (expenses)	341,731	87,881	(1,784,683)

Net loss before income taxes	(2,898,510)	(9,372,772)	(11,992,508)
Income tax expense (Note 16)	–	–	(166,666)

Net loss for the year	(2,898,510)	(9,372,772)	(12,159,174)

Other comprehensive income (loss) to be reclassified to profit and loss subsequently
Foreign currency translation adjustment of foreign operations	(4,941)	(17,990)	139,819

Net comprehensive loss for the year	(2,903,451)	(9,390,762)	(12,019,355)

Net (loss) income attributable to:
Company’s shareholders	(2,889,032)	(9,016,201)	(12,159,174)
Non-controlling interests (Note 13)	(9,478)	(356,571)	–

	(2,898,510)	(9,372,772)	(12,159,174)

Net comprehensive loss attributable to:
Company’s shareholders	(4,612)	(9,034,664)	(12,019,355)
Non-controlling interests (Note 13)	(329)	(356,098)	–

	(4,941)	(9,390,762)	(12,019,355)
Net loss per share, basic and diluted	(0.03)	(0.10)	(0.16)

Weighted average shares outstanding, basic and diluted	109,285,957	86,560,760	75,469,531

5

BETTERLIFE PHARMA INC.

Consolidated Statements of Shareholders’ Deficit

(Expressed in Canadian dollars)

					Accumulated
					Other
					Comprehensive
					Income -
			Common		Foreign		Total	Non-
	Common Shares		Shares		Currency		Shareholders’	Controlling
	Shares	Amount	Issuable	Reserves	Translation	Deficit	Deficit	Interests	Total
	#	$	$	$	$	$	$	$	$

Balance – January 31, 2021	51,445,842	63,670,860	–	22,618,544	109,647	(91,011,306)	(4,612,255)	–	(4,612,255)
Common shares issued for services (Note 9(j))	427,069	143,850	–	(28,350)	–	–	115,500	–	115,500
Common shares issued for settlement of accounts payable and accrued liabilities (Note 9(j))	23,724	40,331	–	–	–	–	40,331	–	40,331
Common shares and warrants issued for cash, net (Notes 9(k), 9(n), 9(o), 9(p) and 9(q))	25,760,190	11,465,829	–	1,159,891	–	–	12,625,720	–	12,625,720
Common shares issued, compensation options granted and cash paid as share issue costs (Notes 9(k), 9(n) and 9(o))	1,212,115	(2,081,480)	–	896,465	–	–	(1,185,015)	–	(1,185,015)
Common shares issued on exercise of special warrants (Note 9(l))	6,372,298	2,794,868	–	(2,794,868)	–	–	–	–	–
Issue costs of special warrants (Note 9(l))	–	(572,565)	–	572,565	–	–	–	–	–
Issue costs (Note 9(m))	–	(77,184)	–	–	–	–	(77,184)	–	(77,184)
Share-based payments (Notes 10(c) and 12)	–	–	–	1,231,400	–	–	1,231,400	–	1,231,400
Foreign currency translation adjustment of foreign operations	–	–	–	–	139,819	–	139,819	–	139,819
Net loss	–	–	–	–	–	(12,159,174)	(12,159,174)	–	(12,159,174)

Balance – January 31, 2022	85,241,238	75,384,509	–	23,655,647	249,466	(103,170,480)	(3,880,858)	–	(3,880,858)
Common shares issued for services (Note 9(f))	162,500	46,587	–	(16,850)	–	–	29,737	–	29,737
Common shares issued for cash (Note 9(h))	3,160,000	647,166	–	–	–	–	647,166	160,438	807,604
Subscriptions received (Note 9(i))	–	–	74,000	–	–	–	74,000	428,576	502,576
Common shares issued for conversion of debenture (Notes 9(g))	1,540,135	493,253	–	(205,125)	–	–	288,128	–	288,128
Debt modification (Note 7(a))	–	–	–	197,205	–	–	197,205	–	197,205
Share-based payments (Notes 10(c) and 12)	–	–	–	951,065	–	–	951,065	–	951,065
Foreign currency translation adjustment of foreign operations	–	–	–	–	(18,463)	–	(18,463)	473	(17,990)
Net loss	–	–	–	–	–	(9,016,201)	(9,016,201)	(356,571)	(9,372,772)
Reduction of controlling interest without change in control (Note 13)	–	–	–	–	–	–	–	2,961,835	2,961,835

Balance – January 31, 2023	90,103,873	76,571,515	74,000	24,581,942	231,003	(112,186,681)	(10,728,221)	3,194,751	(7,533,470)
Common shares issued for cash (Notes 9(a), 9(b), 9(c), 9(d) and 9(e))	25,721,429	1,888,075	(74,000)	438,621	–	–	2,252,696	(72,190)	2,180,506
Equity component of convertible debentures (Note 7)	–	–	–	60,385	–	–	60,385	–	60,385
Share-based payments (Notes 10(c) and 12)	–	–	–	500,263	–	–	500,263	–	500,263
Foreign currency translation adjustment of foreign operations	–	–	–	–	(4,612)	–	(4,612)	(329)	(4,941)
Net loss	–	–	–	–	–	(2,889,032)	(2,889,032)	(9,478)	(2,898,510)

Balance – January 31, 2024	115,825,302	78,459,590	–	25,581,211	226,391	(115,075,713)	(10,808,521)	3,112,754	(7,695,767)

(The accompanying notes are an integral part of these consolidated financial statements)

6

BETTERLIFE PHARMA INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Years Ended
	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $
Operating activities

Net loss	(2,898,510)	(9,372,772)	(12,159,174)
Adjustments to reconcile net loss to net cash used in operating activities:
Accretion expense (Notes 7 and 8)	5,353	55,687	6,584
Change in unrealized gains/losses on warrant liabilities (Notes 10(a) and 10(b))	137,764	(5,362)	(131,250)
Common shares issued for services	–	29,737	115,500
Common shares of MedMelior issued for services (Note 13)	–	2,961,835	–
Depreciation (Note 5)	–	18,435	18,436
Financial guarantee liability (Note 18(c))	34,050	23,917	901,095
Foreign exchange loss	26,190	203,212	238,206
Gain on forgiveness of debts (Note 15)	(469,129)	–	–
Loss (gain) on debt modifications (Note 7)	–	197,205	(56,264)
Other income – premium on loans payable (Note 8)	–	–	(50,949)
Settlements and legal provisions, net (Notes 15 and 18)	(130,000)	–	–
Share-based payments (Notes 10(c) and 12)	500,263	951,065	1,231,400
Changes in working capital accounts:
Amounts receivable	(22,350)	310,007	181,029
Prepaids and other current assets	(198,603)	595,198	10,288
Accounts payable and accrued liabilities	(701,563)	2,212,993	(1,157,595)
Due to related parties	1,244,125	475,337	(516,793)
Income tax payable	–	(160,006)	166,667
Net cash used in operating activities	(2,472,410)	(1,503,512)	(11,202,820)

Financing activities
Proceeds from issuance of common shares and warrants, net (Note 9)	2,201,543	647,166	11,440,705
Proceeds from issuance of common shares and warrants by MedMelior (Note 13)	–	186,147	–
Proceeds from loans payable (Note 8)	–	–	120,000
Proceeds from subscriptions received (Notes 9(i) and 15)	–	74,000	–
Proceeds from subscriptions received by MedMelior (Note 13)	–	428,576	–
Proceeds from (repayment of) convertible debenture (Note 7)	300,000	–	(250,000)
Shelf prospectus transaction costs (Note 9(m))	–	–	(77,184)
Net cash provided by financing activities	2,501,543	1,335,889	11,233,521

Effects of exchange rate changes on cash	(56)	2,417	(11,910)
Net change in cash	29,077	(165,206)	18,791
Cash – beginning of year	8,307	173,513	154,722
Cash – end of year	37,384	8,307	173,513

Supplemental cash flow disclosures (Note 14)

(The accompanying notes are an integral part of these consolidated financial statements)

7

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

1. Nature of Operations and Going Concern

BetterLife Pharma Inc. (the “Company”) was incorporated in British Columbia under the Business Corporations Act on June 10, 2002 whose common shares are publicly traded on the Canadian Securities Exchange under the symbol “BETR” and on the OTCQB under the symbol “BETRF”. The Company is a biopharmaceutical company engaged in the development of patented pharmaceuticals.

These consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

As at January 31, 2024, the Company has not earned any revenue and has an accumulated deficit of $115,075,713 (January 31, 2023 - $112,186,681).  During the year ended January 31, 2024, the Company incurred a net loss of $2,898,510 (2023 - $9,372,772; 2022 - $12,159,174) and negative cash flows from operating activities of $2,472,410 (2023 - $1,503,512; 2022 - $11,202,820).  As at January 31, 2024, the Company’s current liabilities exceeded its current assets by $6,502,136 (January 31, 2023 - $7,072,600).

To date, the Company has funded operations through equity offerings and debt financings. As the Company is pre-commercialization and has limited liquidity, it is exploring alternatives to address its limited liquidity, including potential merger or business combinations in addition to equity and debt financings. There can be no assurances that any of the explored alternatives would be successful.

The continued operations and future viability of the Company are dependent on the ability:

•	To raise cash flows from financing activities to cover operating losses and liabilities as they come due;
•	To negotiate flexible payment terms with suppliers; and
•	To cut costs to achieve its plans.

Management intends to continue to pursue additional financing through issuances of equity or debentures. There is no assurance that additional funding will be available on a timely basis or on terms acceptable to the Company. These events or conditions indicate that a material uncertainty exists that casts substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of accounting policies applicable to a going concern. These consolidated financial statements do not reflect the adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue its operations. Such adjustments could be material.

The head office and principal address of the Company is located at 1275 West 6th Avenue, #300, Vancouver, BC, Canada, V6H 1A6.

2. Material Accounting Policies

(a)	Basis of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

8

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

These consolidated financial statements were approved by the Board of Directors and authorized for issue on May 29, 2024.

(b)	Basis of Measurement and Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value and are presented in Canadian dollars.

(c)	Basis of Consolidation

Subsidiaries

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date on which the Company obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same period as the parent company, using consistent accounting policies. The Company has consolidated the assets, liabilities, revenues and expenses of its subsidiaries after the elimination of inter-company transactions and balances.

The consolidating entities include:

	% of ownership		Jurisdiction

BetterLife Pharma Inc.	Parent		Canada
MedMelior Inc.	94%		Canada
Blife Therapeutics Inc.	100%		Canada
Altum S1M US Corp. (dissolved July 2022)	94	%(1)	U.S.A.
BetterLife Pharma US Inc. (dissolved April 2024)	100%		U.S.A.
Thrudermic, LLC (dissolved June 2022)	100%		U.S.A.
BetterLife Europe Pharmaceuticals AG (divested December 2021) (Note 4)	100%		Lichtenstein
Solmic AG (divested December 2021) (Note 4)	100	%(2)	Switzerland
Altum Pharma (Australia) Pty Ltd.	94	%(1)	Australia
Altum Pharmaceuticals (HK) Limited	94	%(1)	Hong Kong

(1)	Wholly-owned subsidiaries of MedMelior Inc.
(2)	Wholly-owned subsidiary of BetterLife Europe Pharmaceuticals AG

Non-controlling interests

Non-controlling interests (“NCI”) represents the non-controlling shareholders’ portion of the net assets and net loss of MedMelior Inc. and its wholly-owned subsidiaries. Changes to the Company’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

(d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

9

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and estimates that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Research and development
Judgement is used to determine if expenditures for research and development will generate probable future economic benefits for capitalization. If an entity cannot demonstrate that probable future economic benefits can be generated, such expenditures are expensed.

Impairment of non-financial assets
Equipment and definite life intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assessment of the existence of impairment indicators or indicators for subsequent reversals of impairment, which is performed at least annually, is based on various internal and external factors and involves management’s judgment. Indefinite life intangible assets, including goodwill, are tested for impairment annually. For the purposes of determining the recoverable amount, assets are aggregated into cash generating units (“CGUs”) based on an assessment of the lowest level which there are separately identifiable cash inflows. The determination of individual CGUs is based on management’s judgement regarding shared infrastructure, geographical proximity and similar exposure to market risk. The recoverable amount is the greater of an asset’s fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable amount.

Financial guarantee liability
The fair value of the financial guarantee liability is estimated based on claimed amount from third party legal claims. The final settlement timing and amount can be different from estimates.

Convertible debentures
The fair value of convertible debentures requires judgement on market interest rates used to discount convertible debentures.

Provision for legal liabilities
Judgement is used to estimate consideration required to settle present legal obligations and takes into account the risks and uncertainties surrounding the obligation and probability of future losses.

Functional currency
The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

10

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

Determination of share-based payments
The estimation of share-based payments, including warrants and stock options, requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The model used by the Company is the Black-Scholes valuation model at the date of the grant. The Company makes estimates as to the volatility, the forfeiture rate, the expected life, dividend yield and the time of exercise, as applicable. The expected volatility is based on the average volatility of share prices of similar companies over the period of the expected life of the applicable warrants and stock options. The expected life is based on historical data. These estimates may not necessarily be indicative of future actual patterns.

Judgement is also used to estimate share-based payments for common shares issued by MedMelior, a private entity, for services and takes into account the fair value of services received or, if fair value of services received cannot be reliably estimated, the fair value of common shares.

Proceeds from issuance of units
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance, then to warrants (if applicable) according to the residual value.

Going concern
In light of the Company’s limited liquidity, the Company is required to consider its ability to continue as a going concern which requires the exercise of significant judgement. In making this assessment, the Company prepared a cash flow forecast and considered the liquidity requirements over the next 12 months. This forecast contains a number of significant assumptions that are subject to material uncertainty. Despite this material uncertainty, the Company concludes that it is appropriate to continue to adopt the going concern basis of accounting as the Company is confident, based on its financing history as well as additional planned measures, that sufficient funds will be forthcoming. Accordingly, management has prepared these consolidated financial statements on a going concern basis.

(e)	Investments in Joint Arrangements

These consolidated financial statements incorporate the Company’s share of the results of its joint venture, Pivot-Cartagena Joint Venture Inc. (dissolved October 2021) using the equity method of accounting (Note 17). Investments in joint ventures are recognized initially at cost and adjusted thereafter to include the Company’s share of income or loss and comprehensive income on an after-tax basis. Dividends or distributions received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investments.

Investments are reviewed for impairment at each reporting period by comparing recoverable amount to carrying amount when there is an indication of impairment.

11

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

(f)	Foreign Currency

The Company’s presentation currency is the Canadian dollar. The functional currency of the parent entity, BetterLife Pharma Inc., and its subsidiaries, MedMelior Inc. and Blife Therapeutics Inc., is the Canadian dollar. The functional currency of the U.S. subsidiaries, Altum S1M US Corp., BetterLife Pharma US Inc. and Thrudermic, LLC, is the U.S. dollar. The functional currency of the European subsidiaries, BetterLife Europe Pharmaceuticals AG and Solmic AG, is Swiss Francs. The functional currency of the Hong Kong subsidiary, Altum Pharmaceuticals (HK) Limited, is the Hong Kong dollar. The functional currency of the Australian subsidiary, Altum Pharma (Australia) Pty Ltd., is the Australian dollar.

Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of the Company and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the financial position date. The resulting exchange gains and losses are recognized in the consolidated statements of loss and other comprehensive loss. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value is determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of transaction.

Foreign operations
For consolidation purposes, the assets and liabilities of foreign operations are translated to the presentation currency using the exchange rate prevailing at the financial position date. The income and expenses of foreign operations are translated to the presentation currency using the average rates of exchange during the period. All resulting exchange differences are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders’ equity or deficit, described as foreign currency translation adjustment.

(g)	Financial Instruments

Financial instruments - classification and measurement

Financial Assets
The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (“SPPI”). Financial assets are initially measured at fair value and are subsequently measured at either (i) amortized cost; (ii) fair value through other comprehensive income, or (iii) at fair value through profit or loss.

• Amortized cost
Financial assets classified and measured at amortized cost are those assets that are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise to cash flows that are SPPI. Financial assets classified at amortized cost are measured using the effective interest method. The Company’s amounts receivable, excluding tax receivables, are classified in this category.

12

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

• Fair value through other comprehensive income (“FVTOCI”)
Financial assets classified and measured at FVTOCI are those assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise to cash flows that are SPPI.

• Fair value through profit or loss (“FVTPL”)
Financial assets classified and measured at FVTPL are those assets that do not meet the criteria to be classified at amortized cost or at FVTOCI. The Company’s cash is classified in this category.

Financial Liabilities
All financial liabilities are initially recognized at fair value plus or minus transactions costs that are directly attributable to issuing the financial liability. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL. The Company’s accounts payable and accrued liabilities, due to related parties, financial guarantee liabilities, convertible debentures and loans payable are measured at amortized cost. The Company’s financial guarantee liability and warrant liabilities are measured at FVTPL.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified. Financials assets are derecognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are derecognized when the obligation is discharged, cancelled or expired.

Financial instruments - impairment of financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. The Company shall recognize in the consolidated statements of loss and other comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

The Company classifies and discloses fair value measurements based on a three-level hierarchy:

a. Level 1 – inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
b. Level 2 – inputs other than quoted prices in Level 1 that are observable for the asset or liability, either directly or indirectly; and
c. Level 3 – inputs for the asset or liability are not based on observable market data.

(h)	Cash and Cash Equivalents

Cash in the consolidated statement of financial position is comprised of cash and short-term deposits which have an original maturity of three months or less or are readily convertible into a known amount of cash. At January 31, 2024 and 2023, the Company had no cash equivalents.

13

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

(i)	Provisions and Contingent Liabilities

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the consolidated statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence of one or more uncertain future events not wholly within the control of the Company. It can also be a present obligation arising from past events that is not recognized because it is not probable that an outflow of economic resources will be required, or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements where material. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognized as a provision.

(j)	Equity

Common shares
Common shares represent the amount received on the issue of common shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If common shares are issued when stock options and warrants are exercised, share capital will comprise of the compensation costs previously recorded as reserves. In addition, if common shares are issued as consideration for the acquisition of a form of non-monetary assets, they are measured at their fair value according to the quoted price on the date of issuance.

Unit placements
Proceeds from unit placements are allocated between common shares and share purchase warrants issued using the residual method. Proceeds are first allocated to common shares according to the quoted price of existing common shares at the time of issuance and any residual in the proceeds is allocated to warrants. If the warrant is exercised, the value attributed to the warrant is transferred to share capital.

The Company may modify the terms of warrants originally granted. When modifications exist, the Company will maintain the original fair value of the warrant.

Other elements of equity
Reserves include charges related to stock options, compensation options and share purchase warrants until such stock options and share purchase warrants are exercised.

14

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

(k)	Share-based Payments

The Company grants share purchase options, restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred share units (“DSUs”) under its Long-term Incentive Plan described in Note 12 to employees, consultants, directors and others providing similar services.

The fair value of share purchase options granted is measured at the grant date using an option pricing model. Subsequently, the fair value of share purchase options ultimately expected to vest is charged to operations over the vesting period. Share purchase options granted to third parties in exchange for goods or services are measured at the fair value of the goods or services received and charged to operations over the vesting period. If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value based on the fair value of the share purchase options granted.

The fair values of RSUs, PSUs and DSUs granted are measured at grant dates share prices and the expense is allocated over the vesting period based on the best available estimate of the number of RSUs, PSUs and DSUs expected to vest. Non-market vesting conditions are included in assumptions about the number of RSUs, PSUs and DSUs that are expected to be issued or paid. Estimates are subsequently revised if there is any indication that the number of RSUs, PSUs or DSUs expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense recognized in prior period if the number of RSUs, PSUs or DSUs that are ultimately issued or paid are different to that estimated on vesting. The accumulated charges related to RSUs, PSUs and DSUs recorded in reserves are transferred to common shares on issuance of common shares in payment of vested RSUs, PSUs and DSUs.

(l)	Comprehensive Income (Loss)

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are measured at fair value through other comprehensive income will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the consolidated statement of financial position. Certain gains and losses on the translation of amounts between the functional and presentation currency of the Company are included in other comprehensive income or loss. Gains and losses on translation of foreign subsidiaries are initially recognized in other comprehensive income or loss. Accumulated other comprehensive income or loss on translation of foreign subsidiaries are reclassified from equity to deficit on disposal of the subsidiary.

(m)	Income (Loss) Per Share

The Company presents the basic and diluted earnings or loss per share data for its common shares, calculated by dividing the earnings or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings or loss per share is determined by adjusting the earnings or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. For the years ended January 31, 2024, 2023 and 2022, basic net loss per share equals diluted net loss per share as the Company incurred net losses during these years and the Company’s stock options and warrants were anti-dilutive.

15

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

2. Material Accounting Policies (continued)

(n)	Taxes

Tax expense comprises current and deferred tax. Income tax expense is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(o)	Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

(p)	Segment Reporting

The Company presents and discloses segmental information based on information that is regularly reviewed by the Chief Executive Officer and the Board of Directors. The allocation of resources between the different operating segments and the assessment of the performance of the operating segments is the responsibility of the Chief Executive Officer.

The Company has determined that it has only one operating segment: Development and commercialization of patented pharmaceuticals.

16

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

3. New Accounting Pronouncements

The following new accounting standards and interpretations will be adopted by the Company subsequent to January 31, 2024.

(a)	IAS 1 – Presentation of Financial Statements

IAS 1 has been amended to modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity has to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2024. The Company is currently assessing the impact from this amendment on its consolidated financial statements.

The following new accounting standards and interpretations were adopted by the Company at February 1, 2023.

(b)	IAS 1 – Presentation of Financial Statements

IAS 1 has been revised to (i) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the "right" to defer settlement by at least twelve months and make explicit that only rights in place "at the end of the reporting period" should affect the classification of a liability; (ii) clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and (iii) make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. The amendments did not have a material impact on the Company’s consolidated financial statements.

IAS 1 has also been amended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2023. The amendments did not have a material impact on the Company’s consolidated financial statements.

(c)	IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors

IAS 8 has been amended to introduce the definition of an accounting estimate and include other amendments to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments did not have a material impact on the Company’s consolidated financial statements.

17

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

4. Sale of Assets

On December 17, 2021, the Company signed a share contract with an unrelated third party (the “BetterLife Europe Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”). Pursuant to the sale of BetterLife Europe, the Company’s Solmic patents, with carrying amount of $nil, and Solmic AG, a subsidiary of BetterLife Europe, were transferred to the BetterLife Europe Purchaser. Consideration of the sale was $246,041 (Euro 170,000) and a gain on sale of assets of $nil has been included in the consolidated statements of loss and other comprehensive loss during the year ended January 31, 2024 (2023 - $nil; 2022 - $191,699).

The Company evaluated the disposal of BetterLife Europe in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, and determined that it did not meet the definition of discontinued operations as it did not represent a separate major line of business.

5. Equipment

Cost	Equipment $

Balance, January 31, 2024, 2023, 2022 and 2021	44,553

Accumulated Depreciation	Equipment $

Balance, January 31, 2021	7,682
Depreciation	18,436

Balance, January 31, 2022	26,118
Depreciation	18,435

Balance, January 31, 2024 and 2023	44,553

Net book value, January 31, 2024	–
Net book value, January 31, 2023	–
Net book value, January 31, 2022	18,435

6. Intangible Assets

The Company is currently developing several drug candidates and holds a portfolio of patents related to them. The relevant intangible assets have been fully impaired in prior years and currently are recorded at carrying values of $nil.

18

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

7. Convertible Debentures

Convertible Debentures $

Balance, January 31, 2021	500,000
Repayment (Note 7(a))	(250,000)
Debt modifications (Note 7(a))	(56,264)
Accretion and interest	44,144

Balance, January 31, 2022	237,880
Debt modification (Note 7(a))	197,205
Accretion and interest	50,247
Conversion to common shares (Note 12(b))	(485,332)

Balance, January 31, 2023	–
Proceeds from issuances of convertible debentures (Notes 7(b) and 15)	300,000
Transfer of conversion component to equity	(60,385)
Accretion and interest	5,619

Balance, January 31, 2024	245,234

(a)	On September 4, 2020, the Company issued an unsecured convertible debenture with a non-related party for $500,000. The debenture bore interest at 8% per annum, had an original maturity date of December 3, 2020 and was convertible into common shares at a conversion price equal to $1.15 per common share.

On April 1, 2021, the maturity date was amended to May 3, 2022. On June 3, 2021, $250,000 of the note was repaid. The Company considered the extension and the repayment to be modifications of the convertible debenture and recorded a gain on debt modification of $56,264 during the year ended January 31, 2022. The effective interest rate for the remaining terms of the convertible debentures had been determined as 12% per annum.

On October 31, 2022, the conversion price was amended to $0.20 per common share and a loss on debt modification of $197,205 was recorded. On the same date, principal amount and accrued interest of convertible debenture totaling $308,028 was converted into 1,540,135 common shares (Note 9(g)) at a conversion price of $0.20.

(b)	On December 31, 2023, the Company issued unsecured convertible debentures for $300,000. The debentures bear interest at 10% per annum, have maturity date of June 30, 2025 and are convertible into units, with each unit consisting of one common share and one share purchase warrant, at a conversion price equal to $0.10 per unit. Each share purchase warrant received on conversion will have an exercise price of $0.10 per warrant and will expire on December 31, 2025. The effective interest rate has been determined to be 15.1% per annum.

The convertible debentures contained no financial covenants.  The liability components of the convertible debentures were determined by using discounted cash flows to measure the fair values of similar liabilities that exclude convertibility features.  Accretion expense on convertible debentures for the year ended January 31, 2024 was $3,071 (2023 - $5,834; 2022 - $1,076).  As at January 31, 2024, accrued interest of $2,548 (January 31, 2023 - $nil) was included in convertible debentures.

19

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

8. Loans Payable

	Loans Payable $	Current $	Long-term $

Balance, January 31, 2021	–	–	–
Proceeds from loans payable	120,000
Premium on loans payable	(50,949)
Accretion	5,508

Balance, January 31, 2022	74,559	40,000	34,559
Accretion	5,441

Balance, January 31, 2023	80,000	80,000	–
Accretion and interest	2,495

Balance, January 31, 2024	82,495	–	82,495

In February 2021, the Company and its subsidiary, MedMelior, each entered into Canada Emergency Business Account (“CEBA”) term loan agreements for $60,000 with an initial expiry date of December 31, 2022 (amended to January 18, 2024) and interest rate of nil% per annum during this initial term. The CEBA term loan agreements also provide for an extended maturity date of December 31, 2025 (amended to December 31, 2026) and interest rate of 5% per annum during the extended term.

For the year ended January 31, 2024, the Company recognized $nil (2023 - $nil; 2022 - $50,949 including $40,000 forgivable portion) of premium from loans payable in the consolidated statements of loss and other comprehensive loss. Accretion expense on CEBA term loans for the year ended January 31, 2024 was $2,281 (2023 - $5,441; 2022 - $5,508). As at January 31, 2024, accrued interest of $214 (January 31, 2023 - $nil), was included in loans payable.

9. Common Shares

Authorized: Unlimited number of common shares without par value

During the year ended January 31, 2024:

(a)	On March 14, 2023, the Company closed on a brokered private placement and issued 15,000,000 units at price of $0.10 per unit for gross proceeds of $1,500,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $225,000 allocated to warrants.

Share issue costs totaling $228,972 consisted of the following: 840,000 brokers’ warrants with fair value of $39,972, brokers’ fee of $84,000 and other transaction costs of $105,000. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expiring on March 14, 2025. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants (Note 10(c)).

(b)	On March 14, 2023, the Company closed on a non-brokered private placement and issued 3,571,429 units at price of US$0.07 per unit for gross proceeds of $357,143 (US$250,000). Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of US$0.11 and expiring on March 14, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $48,846 allocated to warrants (Note 10(a)).

20

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

9. Common Shares (continued)

(c)	On July 10, 2023, the Company closed on a non-brokered private placement and issued 2,200,000 units at price of $0.10 per unit for gross proceeds of $220,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.15 and expiring on July 9, 2028. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,000 allocated to warrants.

(d)	On August 31, 2023, the Company closed on a non-brokered private placement and issued 2,950,000 units at price of $0.10 per unit for gross proceeds of $295,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 and expiring on August 30, 2025. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $44,250 allocated to warrants.

Share issue costs totaling $12,999 consisted of the following: 114,000 brokers’ warrants with fair value of $5,399 and brokers’ fee of $7,600. Brokers’ warrants entitle the holder to purchase one common share at an exercise price of $0.10 and expiring on August 30, 2025. The fair values of the brokers’ warrants were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the brokers’ warrants (Note 10(c)).

(e)	On December 15, 2023, the Company closed on a non-brokered private placement and issued 2,000,000 units at price of $0.10 per unit for gross proceeds of $200,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.10 and expiring on December 14, 2025. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $80,000 allocated to warrants.

During the year ended January 31, 2023:

(f)	The Company issued 10,000 common shares, with fair value totaling $16,850, to a third party pursuant to vesting of restricted stock units (Note 12(a)) and 152,500 common shares, with fair value of $29,737 to a third party for services rendered.

(g)	In October 2022, the Company issued 1,540,135 common shares pursuant to the conversion of principal and accrued interest of convertible debenture (Note 7(a)).

(h)	In October and December 2022, the Company issued, pursuant to a non-brokered private placement, 3,160,000 common shares at price of $0.20 (US$0.15) per share for gross proceeds of $647,166 (US$474,000).

(i)	The Company received subscription proceeds totaling $74,000 from its Chief Executive Officer (Note 15).

During the year ended January 31, 2022:

(j)	The Company issued 15,000 common shares, with fair value totaling $28,350, to a third party pursuant to vesting of restricted stock units (Note 12(a)), 23,724 common shares, with fair value of $40,331, as settlement of amounts payable and 412,069 common shares, with fair values of $115,500, to third parties for services rendered.

21

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

9. Common Shares (continued)

(k)	In February and March 2021, the Company issued, pursuant to a non-brokered private placement, 1,779,833 common shares at price of $1.40 per share for gross proceeds of $2,491,766. Share issue costs consisted of issuances of 210,771 common shares with fair value of $287,413 and other transaction costs of $30,477.

(l)	On April 3, 2021, 5,589,735 special warrants were exercised pursuant to which the Company issued 6,372,298 common shares, valued at $2,794,868, and 6,372,298 warrants with an exercise price of $0.60 and expiry date of December 1, 2023. Pursuant to the exercise, $572,565 of issue costs related to the special warrants have been reclassified from reserves into common shares on the consolidated statements of shareholders’ deficit.

The following table summarizes the continuity of special warrants:

		Exercised Into
	Number of Special Warrants	Common Shares	Warrants

Balance, January 31, 2021	5,589,735	330,000	330,000
Exercised into 1.14 common shares and warrants	(5,589,735)	6,372,298	6,372,298
Balance, January 31, 2024, 2023 and 2022	–	6,702,298	6,702,298

(m)	On April 26, 2021, the Company filed and obtained a receipt for a final base shelf prospectus (the "Shelf Prospectus") filed with the securities regulatory authorities in British Columbia, Alberta and Ontario, Canada. The Shelf Prospectus was valid for a 25-month period, during which time the Company may issue an aggregate offering amount of up to $100 million of common shares, preferred shares, warrants, subscription receipts, units and debt securities (the "Securities") in amounts and at prices on the terms based on market conditions at the time of sale and set forth in an accompanying prospectus supplement ("Prospectus Supplement"). Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities may be used for general corporate and working capital requirements, funding product program costs, or for other corporate purposes. Each Prospectus Supplement had to contain specific information concerning the use of proceeds from that sale of the Securities. There was no certainty that any Securities will have been offered or sold under the Shelf Prospectus within the 25-month period. During the year ended January 31, 2022, the Company incurred $77,184 of costs related to the filing of the Shelf Prospectus.

(n)	On May 14, 2021, the Company issued, pursuant to a non-brokered private placement, 1,142,857 common shares at price of US$0.70 per share for gross proceeds of $972,000 (US$800,000). Share issue costs consisted of issuance of 311,689 common shares with fair value of $168,312 and other transaction costs of $38,637.

(o)	On May 28, 2021, the Company closed on a bought-deal public offering and issued, under the Shelf Prospectus (Note 9(m)), 15,812,500 units at price of $0.40 per unit for gross proceeds of $6,325,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring on May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $395,313 allocated to the warrants.

22

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

9. Common Shares (continued)

Share issue costs totaling $1,673,703 consisted of the following: 1,265,000 compensation options with fair value of $644,629 (Note 11), 689,655 common shares with fair value of $268,965, agent’s fee of $506,000 and other transaction costs of $254,109. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

(p)	On June 7, 2021, the Company closed on a marketed public offering and issued, under the Shelf Prospectus (Note 9(m)), 6,525,000 units at price of $0.40 per unit for gross proceeds of $2,610,000. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring on May 28, 2021. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $685,125 allocated to the warrants.

Share issue costs totaling $556,698 consisted of the following: 652,750 compensation options with fair value of $227,612 (Note 11), agent’s fee of $261,000 and other transaction costs of $68,086. Compensation options entitle the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

(q)	On June 25, 2021, the Company closed on a partial exercise of the over-allotment option in conjunction with its marketed public offering (Note 9(p)) and issued, under the Shelf Prospectus (Note 9(m)), 500,000 units at price of $0.40 per unit and 478,750 share purchase warrants at a price of $0.0563 per share purchase warrant for gross proceeds of $226,954. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.50 and expiring on May 28, 2024. The residual method was used to allocate the proceeds between the common shares and the warrants which resulted in a value of $52,500 allocated to the warrants. Each share purchase warrant issued entitles the holder to purchase one common share at an exercise price of $0.50 and expires on May 28, 2024.

Share issue costs totaling $50,920 consisted of 50,000 compensation options with fair value of $17,405 (Note 11) entitling the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024, at an exercise price of $0.40 per unit and expires on May 28, 2024, 47,875 compensation options with fair value of $6,819 (Note 11) entitling the holder to purchase one common share at an exercise price of $0.50 per share and expires on May 28, 2024, agent’s fee of $22,696 and other transaction costs of $4,000. Fair values of the compensation options were determined using the fair values of the common shares issued as values of services provided could not be estimated reliably. The Company used the Black-Scholes option pricing model to value the compensation options.

23

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

10. Share Purchase Warrants

(a)	Warrant liabilities

At January 31, 2024, the Company has 3,571,429 share purchase warrants with exercise prices denominated in US dollars (January 31, 2023 – nil). When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the consolidated statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2021	252,595	1.44	1.51	131,603
Change in fair value	–	–	–	(131,250)
Balance, January 31, 2022	252,595	1.44	0.51	353
Change in fair value	–	–	–	(353)
Expired	(252,595)	(1.44)	–	–
Balance, January 31, 2023	–	–	–	–
Granted (Note 9(b))	3,571,429	0.11	5.00	48,846
Change in fair value	–	–	–	176,247
Balance, January 31, 2024	3,571,429	0.11	4.12	225,093

At January 31, 2024, the following liability-classified warrants were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
3,571,429	0.11	March 14, 2028

The fair values of warrant liabilities at January 31, 2024 and 2022 were estimated using the Black-Scholes option pricing model with the following assumptions:

	January 31, 2024	January 31, 2022
Risk free interest rates	3.50%	0.72%
Volatilities	152%	84%
Market prices of common shares	US$0.056	US$0.21
Expected dividends	Nil%	Nil%
Expected lives	4.12 years	0.5 years
Exercise prices	US$0.11	US$1.44

24

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

10. Share Purchase Warrants (continued)

(b)	Warrant liabilities of MedMelior

At January 31, 2024, MedMelior has 318,000 share purchase warrants with exercise prices denominated in U.S. dollars (January 31, 2023 – 96,667). When non-compensatory warrants have an exercise price denominated in a currency which is different from the functional currency of MedMelior (Canadian dollar), the warrants are treated as financial liabilities. These warrants are therefore classified as financial liabilities with changes in fair value recognized in the consolidated statements of loss and other comprehensive loss. The warrant liabilities are measured using Level 3 inputs within the fair value hierarchy.

The following table summarizes the continuity of liability-classified warrants of MedMelior:

	Number of Warrants	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life (Years)	Liability Amount $
Balance, January 31, 2022 and 2021	–	–	–	–
Granted (Note 13)	96,667	1.25	2.00	25,709
Change in fair value	–	–	–	(5,009)
Balance, January 31, 2023	96,667	1.25	1.36	20,700
Granted (Note 13)	221,333	1.25	2.00	72,190
Change in fair value	–	–	–	(38,483)
Balance, January 31, 2024	318,000	1.25	1.02	54,407

At January 31, 2024, the following liability-classified warrants of MedMelior were outstanding:

Number of Warrants	Exercise Price US$	Expiry Date
96,667	1.25	June 9, 2024
221,333	1.25	May 23, 2025

The fair value of warrant liabilities at January 31, 2024 was determined using the Black-Scholes option pricing model, using the following assumptions:

•	Risk free interest rate: 4.17%
•	Volatility: 101%
•	Market price of common shares on valuation date: US$0.63
•	Expected dividends: Nil%
•	Expected life: 0.36 to 1.31 years
•	Exercise price: US$1.25

25

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

10. Share Purchase Warrants (continued)

(c)	Equity-classified warrants

The following table summarizes the continuity of equity-classified warrants:

	Number of Warrants	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)

Balance, January 31, 2021	8,374,396	2.90	0.46
Granted (Notes 9(l), 9(o), 9(p) and 9(q))	30,126,643	0.52	2.91
Expired	(7,241,912)	(2.98)	–

Balance, January 31, 2022	31,259,127	0.59	2.14
Expired	(1,118,484)	(2.43)	–

Balance, January 31, 2023	30,140,643	0.52	1.21
Granted (Notes 9(a), 9(c), 9(d) and 9(e))	23,104,000	0.14	4.24
Expired	(438,095)	(0.70)	–

Balance, January 31, 2024	52,806,548	0.35	1.90

During the year ended January 31, 2024, the Company did not issue any share purchase warrants to third parties for services (2023 – nil; 2022 – 438,095 valued at $239,002).

At January 31, 2024, the following equity-classified warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

23,316,250	0.50	May 28, 2024
840,000	0.10	March 14, 2025
3,064,000	0.10	August 30, 2025
6,386,298	0.60	December 2, 2025(1)
2,000,000	0.10	December 14, 2025
15,000,000	0.15	March 14, 2028
2,200,000	0.15	July 9, 2028
52,806,548

(1)	Effective December 1, 2023, original expiry date of December 2, 2023 was amended to December 2, 2025.

During the year ended January 31, 2024, the fair values of equity-classified warrants issued pursuant to the Company’s financings (Notes 9(a), 9(c), 9(d) and 9(e)) were estimated using the residual method.  During the year ended January 31, 2022, the fair values of equity-classified warrants issued pursuant to the exercise of special warrants (Note 9(l)) were estimated using the residual value method and allocated a fair value of $nil.

Fair values of the following other equity-classified warrants issued during the years ended January 31, 2024 and 2022 were estimated using the Black-Scholes option pricing model with the following assumptions:

26

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

10. Share Purchase Warrants (continued)

	January 31, 2024	January 31, 2022
Nature of warrants	Brokers’ warrants (Notes 9(a) and 9(d))	438,095 warrants issued for services
Dates of grant	March 14 and August 31, 2023	March 29 and September 27, 2021
Risk free interest rates	3.72% and 4.64%	0.24% and 0.53%
Volatilities	114% and 112%	97% and 98%
Market prices of common shares on grant date	$0.085	$0.27 and $0.63
Expected dividends	Nil%	Nil%
Expected lives	Two (2) years	Two (2) years
Exercise prices	$0.10	$0.27 to $1.21

There were no equity-classified warrants issued during the year ended January 31, 2023.

11. Compensation Options

The following table summarizes the continuity of compensation options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding and exercisable, January 31, 2021	471,178	0.50	2.83
Granted (Notes 9(o), 9(p) and 9(q))	2,015,625	0.40	3.00

Outstanding and exercisable, January 31, 2023 and 2022	2,486,803	0.42	1.23 / 2.23
Expired	(471,178)	(0.50)	–

Outstanding and exercisable, January 31, 2024	2,015,625	0.40	0.32

At January 31, 2024, the following compensation options were outstanding and exercisable:

			Exercisable Into
Number of Compensation Options	Exercise Price $	Expiry Date	Common Shares	Share Purchase Warrants	Exercise Price	Expiry Date

1,967,750	0.40	May 28, 2024	1,967,750	1,967,750	$0.50	May 28, 2024
47,875	0.50	May 28, 2024	47,875	–	–	–
2,015,625			2,015,625	1,967,750

Compensation options are exercised by delivery of an election to purchase together with payment by the compensation option holder to the Company.

27

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

11. Compensation Options (continued)

During the year ended January 31, 2022, the fair values of compensation options granted were determined using the Monte Carlo option pricing model, using the following assumptions:

•	Risk free interest rates: 0.50% to 0.61%
•	Volatility: 114% to 119%
•	Market prices of common shares on valuation date: $0.295 to $0.40
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise prices: $0.40 to $0.50

12. Long-term Incentive Plans

Effective October 1, 2019, the Company adopted a long-term incentive plan. Under this plan, the Company may grant share purchase options, RSUs, PSUs or deferred share units to its directors, officers, employees and consultants up to an amount as determined by the Company and will be no more than 10% of its outstanding common shares on a fully-diluted basis. RSUs, PSUs and deferred share units are settled in common shares.  The exercise price of the share purchase options will be determined by the Company and will be no less than market price on grant date.

Effective June 29, 2018, the Company’s subsidiary, MedMelior, adopted a stock option plan. Under this plan, MedMelior may grant options to its directors, officers, employees and consultants up to an amount as determined by MedMelior. The exercise price of the stock options will be determined by MedMelior.

(a)	Restricted Stock Units

The following table summarizes the continuity of the Company’s RSUs:

Number of RSUs

Outstanding, January 31, 2021	25,000
Common shares issued on vesting (Note 9(j))	(15,000)

Outstanding, January 31, 2022	10,000
Common shares issued on vesting (Note 9(f))	(10,000)

Outstanding, January 31, 2024 and 2023	–

The fair value of share-based payment expense was determined using market value of the share price on grant date.  RSUs are settled by delivery of a notice of settlement by the RSU holder or, if no notice of settlement is delivered, on the last vesting date.  During the year ended January 31, 2024, the Company did not recognize any share-based payments related to its RSUs (2023 - $2,661; 2022 - $23,668).

28

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

12. Long-term Incentive Plans (continued)

(b)	Performance Stock Units

The following table summarizes the continuity of the Company’s PSUs:

Number of PSUs

Outstanding, January 31, 2024, 2023, 2022 and 2021	25,000

PSUs vested on March 31, 2021 and are settled by delivery of a notice of settlement by the PSU holder.  At January 31, 2024, 25,000 PSUs were vested but not yet settled (January 31, 2023 – 25,000).

(c)	Share Purchase Options

The following table summarizes the continuity of the Company’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2021	2,922,712	2.56	2.19
Granted (Note 15)	1,270,000	0.48	2.41
Forfeited/expired (Note 15)	(1,782,712)	(3.51)	–

Outstanding, January 31, 2022	2,410,000	0.76	1.98
Granted (Note 15)	3,920,000	0.17	3.00
Expired (Note 15)	(60,000)	(1.66)	–
Outstanding, January 31, 2023	6,270,000	0.38	1.93
Granted (Note 15)	6,045,000	0.07	3.00
Forfeited/expired (Note 15)	(2,100,000)	(0.60)	–
Outstanding, January 31, 2024	10,215,000	0.15	1.94

Additional information regarding share purchase options as of January 31, 2024, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

20,000	20,000	0.16	December 11, 2024	100% on grant date
2,100,000	2,100,000	0.17	February 28, 2025	33.33% every six months
180,000	180,000	1.80	May 5, 2025	25% every six months
50,000	50,000	2.40	May 10, 2025	16.66% every six months
20,000	20,000	1.80	May 21, 2025	16.66% every six months
1,800,000	1,350,000	0.16	January 12, 2026	25% every six months
5,595,000	2,797,500	0.075	May 1, 2026	25% every six months
200,000	100,000	0.075	June 19, 2026	25% every six months
250,000	200,000	0.07	July 31, 2026	40% on grant date; 20% every two months thereafter
10,215,000	6,817,500

29

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

12. Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated using the Black-Scholes option pricing model and the following assumptions:

	January 31, 2024	January 31, 2023	January 31, 2022
Dates of grant or valuation	May 2 to January 31, 2024	March 1, 2022 to January 13, 2023	April 29, 2021 to November 29, 2021
Risk free interest rates	3.48% to 4.63%	1.39% to 3.87%	0.31% to 0.95%
Volatilities	109% to 144%	119% to 155%	155% to 175%
Market prices of common shares on grant date	0.065 to 0.08	0.17 to 0.18	0.27 to 0.63
Expected dividends	Nil%	Nil%	Nil%
Expected lives	1.95 years to three (3) years	Two (2) to three (3) years	One (1) to three (3) years
Exercise prices	0.07 to 0.16	0.16 to 0.17	0.27 to 0.63

Fair values of the options at each measurement date ranged between $0.04 to $0.17.  For the year ended January 31, 2024, share-based payments related to share purchase options totaled $444,023 (2023 - $476,554; 2022 - $695,473) and have been recorded in the Company’s consolidated statements of loss and other comprehensive loss.  $82,686 of share-based payment expense have yet to be recognized and will be recognized in future periods.

(d)	Share Purchase Options of MedMelior

The following table summarizes the continuity of MedMelior’s share purchase options:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)

Outstanding, January 31, 2021	–	–	–
Granted (Note 15)	1,100,000	0.10	3.00

Outstanding, January 31, 2024, 2023 and 2022	1,100,000	0.10	0.91 / 1.91 / 2.91

Additional information regarding share purchase options of MedMelior as of January 31, 2024, is as follows:

Options Outstanding	Options Exercisable	Exercise Price $	Expiry Date	Vesting Terms

1,100,000	1,100,000	0.10	December 28, 2024	25% every six months

30

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

12. Long-term Incentive Plans (continued)

The fair value of share-based payment expense was estimated on grant date during the year ended January 31, 2022 using the Black-Scholes option pricing model and the following assumptions:

•	Date of grant: December 29, 2021
•	Risk free interest rate: 1.181%
•	Volatility: 90%
•	Market price of common shares on grant date: $0.83
•	Expected dividends: Nil%
•	Expected life: Three (3) years
•	Exercise price: $0.10

Fair value of the options at the measurement date was $0.75. For the year ended January 31, 2024, share-based payments related to share purchase options totaled $56,240 (2023 - $492,199; 2022 - $273,411) and have been recorded in the Company’s consolidated statements of loss and other comprehensive loss. There is no share-based payment expense that has yet to be recognized in future periods.

13. Non-controlling Interests

At January 31, 2024, 6.45% of MedMelior’s ownership interest is held by NCI (January 31, 2023 – 8.86%). The following is summarized financial information for MedMelior, before inter-company eliminations with other companies in the group.

	2024 $	2023 $

Current assets	58,118	75,706
Non-current assets	–	–
Current liabilities	(14,699,512)	(23,518,207)
Non-current liabilities	(91,187)	(20,700)

Net liabilities	(14,732,581)	(23,463,201)

Net liabilities attributable to NCI	(950,663)	(2,078,448)

	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $

Revenue	–	–	–

Net loss	(193,317)	(6,278,228)	(4,597,551)
Other comprehensive (loss) income	(5,503)	1,186	15,581

Total comprehensive loss	(198,820)	(6,277,042)	(4,581,970)

Net gain (loss) attributable to NCI	(9,478)	(356,571)	–

Net comprehensive loss attributable to NCI	(329)	473	–

31

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

13. Non-controlling Interests (continued)

	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $

Cash flows used in operating activities	3,379	(650,077)	(85,505)
Cash flows provided by investing activities	–	–	–
Cash flows provided by financing activities	–	614,723	60,000
Effects of exchange rate changes on cash	(43)	(11)	(26)

Net decrease in cash	3,336	(36,232)	(25,531)

Dividends paid to NCI during the year	–	–	–

During the year ended January 31, 2024, MedMelior issued 442,667 common shares and 221,333 share purchase warrants to NCI for gross proceeds of $428,575 that had been received prior to January 31, 2023, of which $72,190 was allocated to liability classified warrants (Note 10(b)).  Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expiry date of May 23, 2025.

During the year ended January 31, 2023:

•	MedMelior issued 193,333 common shares and 96,667 share purchase warrants to NCI for gross proceeds of $186,148, of which $25,709 was allocated to liability classified warrants (Note 10(b)). Each share purchase warrant entitles the holder to purchase one common share of MedMelior at an exercise price of US$1.25 and expiry date of June 9, 2024.
•	MedMelior issued 3,500,000 common shares with a fair value of $2,961,835 to a third party for services rendered.

14. Supplemental Cash Flow Disclosures

	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $
Non-cash investing and financing activities:
Common shares issued for services	–	29,737	115,500
Common shares of MedMelior issued for services	–	2,961,835	–
Common shares issued for settlement of accounts payable	–	–	40,331
Common shares issued for conversion of debentures	–	493,253	–
Common shares issued as share issue costs	–	–	724,690
Common shares and share purchase warrants issued on exercise of special warrants	–	–	2,794,868
Compensation options granted as share issue costs	–	–	896,466
Brokers’ warrants granted as share issue costs	45,371	–	–

32

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

15. Related Party Transactions

Key Management Compensation

Key management includes those persons having authority and responsibility for planning, directing and controlling the activities, directly or indirectly, of the Company and includes the chief executive officer, chief operating officer and chief financial officer.  During the year ended January 31, 2024, compensation of key management and directors of the Company totaled $1,525,222 (2023 - $1,890,044; 2022 - $1,755,811), and consisted of salaries, consulting fees, directors’ fees and share-based payments.  During the year ended January 31, 2024:

•	5,595,000 stock options were granted to directors and officers (2023 – 3,400,000; 2022 – 700,000),
•	1,480,000 stock options for officers expired (2023 – 10,000; 2022 – 1,242,620), and
•	No stock options were granted by MedMelior to directors and officers (2023 – nil; 2022 – 1,000,000).

Other Related Party Transactions

At January 31, 2024, the Company owed $1,295,199 to key management and directors (January 31, 2023 - $964,261), of which $229,781 bear interest at 8% per annum (January 31, 2023 - $110,096) and accounts payable and accrued liabilities include $535,880 owed to a former director of MedMelior (January 31, 2023 - $534,000).  During the year ended January 31, 2024, there was no settlement and legal provisions expense related to this former director of MedMelior (2023 - $42,290; 2022 - $313,470).

Other related party transactions are as follows:

•	In April 2023, $469,129 of amounts owing to officers in MedMelior were forgiven, which was recorded under “Gain on forgiveness of debts” on the consolidated statements of loss and other comprehensive loss.
•	Pursuant to a brokered private placement in March 2023 (Note 9(a)), the Company issued 2,000,000 units to its Chief Executive Officer for gross proceeds received of $200,000, of which $74,000 was received prior to January 31, 2023.
•	Pursuant to a non-brokered private placement in August 2023 (Note 9(d)), the Company issued 1,000,000 units to its Chief Executive Officer for gross proceeds received of $100,000.
•	Pursuant to a non-brokered private placement in December 2023 (Note 9(e)), the Company issued 1,000,000 units to its Chief Executive Officer for gross proceeds received of $100,000.
•	In December 2023, the Company issued convertible debentures of $125,000 to its Chief Executive Officer (Note 7(b)).

33

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

16. Income Tax

The following schedule reconciles the expected income tax expense (recovery) at the Canadian combined federal and provincial statutory rate of 27% (2023 – 27%; 2022 - 27%) to the amounts recognized in the consolidated statements of loss and other comprehensive loss:

	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $

Net loss before taxes	(2,898,510)	(9,372,772)	(11,992,508)
Statutory rate	27.00%	27.00%	27.00%

Expected tax recovery	(782,598)	(2,530,648)	(3,237,977)
Foreign tax rate differences	2,472	5,261	(139,857)
Permanent differences and other	(152,792)	43,932	340,070
Share-based payments	135,071	256,788	–
Write-off and impairments	–	–	302,806
Change in deferred tax assets not recognized	797,847	2,224,667	2,901,624

Income tax expense	–	–	166,666

The Company’s income tax expense is allocated as follows:

	January 31, 2024 $	January 31, 2023 $	January 31, 2022 $

Current tax expense	–	–	166,666
Deferred tax expense	–	–	–

	–	–	166,666

The following table summarizes the components of deferred tax:

	2024 $	2023 $

Deferred tax assets:
Financing fees	15,688	–

Deferred tax liabilities:
Convertible debentures	(15,688)	–

Net deferred tax asset (liability)	–	–

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2024 $	2023 $

Tax loss carryforwards – Canada	63,617,570	58,788,940
Tax loss carryforwards - USA	513,420	685,220
Tax loss carryforwards – Australia	20,410	19,250
Tax loss carryforwards – Hong Kong	79,790	79,370
Intangible assets	13,869,600	14,599,580
Property and equipment	25,730	33,570
Contingent liabilities and tax reserves	2,606,050	1,856,930
Financing costs	1,517,840	3,078,420
Capital loss	11,807,140	11,766,200

Total unrecognized deductible temporary differences	94,057,550	90,907,480

At January 31, 2024, the Company’s US net operating loss carryforwards total $513,420 (January 31, 2023 - $685,220) which have no expiry date. Financing fees will be fully amortized in 2028. The remaining unrecognized deferred tax assets will carry forward indefinitely.

34

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

16. Income Tax (continued)

The Company’s unrecognized Canadian non-capital income tax losses expire as follows:

Expiry Date	Non-Capital Loss $

2031	118,713
2032	657,883
2034	687,128
2035	1,499,363
2036	4,769,156
2037	1,267,151
2038	1,169,742
2039	4,937,403
2040	11,051,002
2041	9,067,088
2042	13,177,463
2043	10,529,540
2044	4,685,938

63,617,570

17. Joint Venture

On December 17, 2018, the Company entered into a joint venture arrangement whereby the Company holds 50% of the issued and outstanding shares of Pivot-Cartagena Joint Venture Inc. (“Pivot-Cartagena JV).  Pivot-Cartagena JV was incorporated to develop and commercialize cannabis-infused non-alcoholic beverages using the industry expertise of its joint venture partner.  The Company and its joint venture partner each have 50% interest in the net assets and net income or loss of Pivot-Cartagena JV.  On October 27, 2021, the Pivot-Cartagena JV was dissolved.  There was no impact on the consolidated financial statements on the dissolution.

18.   Commitments and Contingencies

(a)

In November 2019, the Company’s former chief executive officer filed an originating application with the Superior Court in the province of Quebec for damages stemming from a termination of employment. The former chief executive officer was seeking payment of amounts totaling approximately $1 million, exercisability of his stock options until the original expiry dates, issuance of 600,000 stock options and an order that the Company not issue further common shares. In December 2023, this claim was settled for $120,000 to be paid in 12 equal monthly instalments beginning January 1, 2024. A gain on settlement of $130,000 has been recognized and recorded under “Settlements and legal provisions, net” on the consolidated statements of loss and other comprehensive loss for the year ended January 31, 2024.

35

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

18. Commitments and Contingencies (continued)

(b)

In March 2021, Olymbec Development Inc. (“Olymbec”) filed a judicial demand before the Superior Court (Civil Division) of Quebec and a judgement for a safeguard order was obtained by Olymbec against Pivot Pharmaceuticals Manufacturing Corp. (“Pivot”), a former subsidiary, and the Company, as guarantor of the lease at 285-295 Kesmark Street, Quebec (the “Lease”), ordering Pivot and the Company to jointly pay the full amount of the Lease on the first day of each month. In May 2021, a judgement for a safeguard order was issued ordering Pivot and the Company to provide post-dated cheques for monthly lease payments for the months of June through November 2021. In June 2021, a judgement granted Pivot and the Company until June 30, 2021 to pay the outstanding lease totaling $124,223 and to deliver post-dated cheques each in the amount of $49,410.51 for monthly lease payments for the months of July through November 2021, which were completed. Olymbec is also claiming administrative fees of approximately $36,500 resulting from Pivot’s default on its monthly lease. On October 11, 2023, the trial on merits of Olymbec’s claim was scheduled for December 16, 2024. On October 25, 2023, Olymbec terminated the Lease. An order for Pivot’s bankruptcy (“Pivot Bankruptcy”) was granted on December 11, 2023 by the Superior Court (Commercial Division) of Quebec. Such bankruptcy proceedings are ongoing and the Company is aware that Olymbec may be claiming amounts in the Pivot Bankruptcy proceedings for rental arrears, administrative fees, termination penalty and damages of up to $1.1 million.

(c)

The Company is a guarantor on the Lease (Note 18(b)), which was assigned together with the sale of Pivot in October 2020 pursuant to which the Company has recorded a financial guarantee liability of $1,141,262 (January 31, 2023 - $1,107,212) based on its best estimate of potential future loss.

The following table summarizes the continuity of financial guarantee liability:

Financial Guarantee Liability $
Balance, January 31, 2021	182,200
Change in carrying value	901,095
Balance, January 31, 2022	1,083,295
Accretion	23,917
Balance, January 31, 2023	1,107,212
Change in carrying value	34,050
Balance, January 31, 2024	1,141,262

Current, January 31, 2024	550,392
Non-current, January 31, 2024	590,870
Balance, January 31, 2024	1,141,262

36

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

18. Commitments and Contingencies (continued)

In October 2021, the Company filed an application for a bankruptcy order (“Application”) against Pivot in the Superior Court (Commercial Division) of Quebec.  Pivot is the lessee of the Lease and had not met its Lease liabilities upon which the Company, as guarantor, was required to meet following the safeguard orders issued by the Superior Court (Civil Division) of Quebec (Note 18(b)). In March 2022, the Company and Pivot signed a settlement agreement pursuant to which Pivot would make a lump sum payment of $300,000 to the Company as follows: $150,000 on or before April 1, 2022 and $150,000 on or before May 31, 2022, which was homologated by the Superior Court (Commercial Division) of Quebec on March 28, 2022.  During the year ended January 31, 2023, $300,000 of settlement income was recorded in settlements, net on the consolidated statements of loss and other comprehensive loss. On June 13, 2022, the Application was withdrawn by the Company.

(d)

The Company and MedMelior were named as defendants in a lawsuit before the Supreme Court of the State of New York, New York County (“State Court”) by a former director of MedMelior, who served as director prior to MedMelior’s amalgamation with the Company. This former director filed a verified complaint on January 20, 2022, seeking compensatory and punitive damages in amounts believed by the Company to be in excess of US$2 million and US$10 million, respectively. During March 2022, the Company filed a motion to dismiss the complaint on the basis of inconvenient forum and for lack of jurisdiction. On December 1, 2022, following oral argument on the motion, the State Court dismissed the complaint in its entirety. On April 29, 2022, in response to the Company’s then-pending motion to dismiss, the former director filed a separate, parallel action, naming the Company and MedMelior before the United States District Court for the Southern District of New York (“Federal Court”), asserting substantially the same claims as in the State Court action. On March 3, 2023, the Company filed a motion to dismiss the claims filed in the Federal Court on the basis of inconvenient forum and for lack of jurisdiction. On November 27, 2023, the Federal Court dismissed the claims in their entirety. With dismissals by both the State and Federal Courts, the former director’s claims against the Company and MedMelior are no longer pending in the United States.

(e)	In January 2022, a statement of claim was filed against the Company by a third party for breach of a marketing contract. In March 2023, this claim was settled for $30,000.

(f)

At January 31, 2024, certain of the Company’s research and development programs, with a total contracted amount of $5.58 million, were in progress of which the Company has paid $3.77 million and a further $1.81 million remains to be paid in future periods.

19. Operating Segment

The Company operates in one industry segment, development and commercialization of patented, differentiated and premium quality pharmaceuticals within one geographical area. All of the Company’s long-lived assets are located in Canada.

20. Fair Value Measurements

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments.  As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision.  Changes in assumptions can significantly affect estimated fair values.

37

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

20. Fair Value Measurements (continued)

Financial assets and liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy.  The three levels are defined based on the observability of the significant inputs to the measurement, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and,
•	Level 3: unobservable inputs for the assets or liabilities.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level.

The carrying values of amounts receivable excluding tax receivables, due to related parties and amounts payable and accrued liabilities approximate the fair values due to the short-term nature of these items. The fair value of the convertible debentures and loans payable is partially derived from market interest rates. The risk of material change in fair value is not considered to be significant due to a relatively short-term nature. The Company does not use derivative financial instruments to manage this risk.

The following is an analysis of the Company’s financial assets and liabilities at fair value as at January 31, 2024 and 2023:

	As at January 31, 2024
	Level 1 $	Level 2 $	Level 3 $

Cash	37,384	–	–
Financial guarantee liability	–	–	1,141,262
Warrant liabilities	–	–	279,500

	As at January 31, 2023
	Level 1 $	Level 2 $	Level 3 $

Cash	8,307	–	–
Warrant liabilities	–	–	20,700

There were no transfers between level 1, 2 and 3 inputs during the year.

21.   Management of Financial Risk

The Company’s financial instruments are exposed to certain risks as summarized below:

(a)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held through reputable financial institutions in Canada, U.S. and Australia. The carrying amount of cash represent the maximum exposure to credit risk. As at January 31, 2024, this amounted to $37,384.

38

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

21. Management of Financial Risk (continued)

(b)	Interest rate risk

Interest rate risk is the risk that fair values or cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet is financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure (Note 22). Accounts payable and accrued liabilities, due to related parties and financial guarantee liability are due within the current operating period.

The table below summarizes the maturity profile of the Company’s financial liabilities at January 31, 2024 based on contractual undiscounted payments:

	0 – 12 Months $	Over 12 Months $
Accounts payable and accrued liabilities	4,976,823	–
Due to related parties	1,295,199	–
Financial guarantee liability	550,392	590,870
Convertible debentures	–	245,234
Loans payable	–	82,495
Warrant liabilities	4,468	275,032

(d)	Currency risk

Currency risk is the risk of loss due to fluctuation of foreign exchange rates and the effects of these fluctuations on foreign currency denominated monetary assets and liabilities. A 5% change in exchange rates will increase or decrease the Company’s loss by approximately $182,000. The Company does not invest in derivatives to mitigate these risks.

39

BETTERLIFE PHARMA INC.

Notes to the Consolidated Financial Statements

For the Years Ended January 31, 2024, 2023 and 2022

(Expressed in Canadian dollars)

22. Management of Capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and commercialization of patented pharmaceuticals, and to maintain a flexible capital structure.  The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its assets.  To maintain or adjust its capital structure, the Company may issue new common shares or debentures, acquire or dispose of assets or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In order to maximize ongoing development efforts, the Company does not pay out dividends. There are no external restrictions on the Company’s capital.

40

23. Events After the Reporting Date

(a)

Subsequent to January 31, 2024, the Company issued convertible debentures convertible at the option of the holder into units of the Company, consisting of one common share and one share purchase warrant. Terms of the convertible debenture are as follows:

Issuance dates	February 29, 2024	March 28, 2024	April 2, 2024	April 30, 2024
Maturity dates	February 28, 2026	March 27, 2026	April 1, 2026	April 29, 2026
Amounts	$65,000	$780,000	$368,000	$30,000
Interest rate	10%	10%	10%	10%
Conversion price	$0.10	$0.10	$0.10	$0.10
Exercise price of warrants	$0.10	$0.10	$0.10	$0.10
Expiry dates of warrants	August 31, 2026	September 27, 2026	October 1, 2026	October 29, 2026

$100,000 of the convertible debentures issued on March 28, 2024 was to the Company’s Chief Executive Officer.

(b)	In March 2024, the Company resolved a claim in the Provincial Court of B.C. (Small Claims Court) pursuant to which it issued 218,750 common shares valued at $19,688.

(c)

In May 2024, $100,000 of convertible debentures issued in December 2023 (Note 7(b)) plus accrued interest of $3,534 were converted, pursuant to which the Company issued 1,035,342 common shares and 1,035,342 share purchase warrants.

(d)

In April 2024, MedMelior granted 2,200,000 stock options with exercise price of $0.10 and expiry of October 24, 2025. 1,800,000 of these stock options were granted to officers and directors of the Company.

(e)	In April 2024, $107,904 of outstanding advisory fees to directors were forgiven.

(f)	In May 2024, the Company received subscription proceeds totaling $225,000.

(g)	On May 28, 2024, 23,316,250 warrants of the Company with exercise price of $0.50 expired unexercised. On the same date, 2,015,625 compensation options of the Company expired unexercised.

41